UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For 8 January, 2007

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐    No   ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•                                         KPN reduces number of retail formulas, dated 8 January 2007.

Press release

KPN reduces number of retail formulas	Date
8 January 2007

Number
002pe

KPN will reduce the number of retail formulas it deploys in the Netherlands in order to better align its high street presence with its existing brands. This is intended to increase KPN’s distribution power and reduce costs. As a consequence, KPN has decided to withdraw the Kral and KPN Klick formulas this year to fully focus on the KPN (Primafoon and Business Center), Hi and Telfort brands. KPN expects that approximately half of the existing 53 Kral and 4 KPN Klick shops will be able to continue operations under one of the KPN brands. The remaining locations will be closed in due course. The intention is to place as many personnel as possible in other KPN outlets.

Last year, KPN already decided that the youth-focussed “kpn five seven six” (kpn576) shops would be subsumed in its Hi-branded chain of stores. Besides the Kral and KPN Klick shops, KPN now operates 104 KPN Primafoons, 18 KPN Business Centers, 2 Hi stores and 2 kpn576’s (shortly to become Hi). There are also 16 Telfort shops. The number of Hi and Telfort shops will be further expanded this year.

It is KPN’s contention that the previously separate domains of photo, video and TV on the one hand and telecommunications on the other are increasingly converging. During the pilots with the KPN Klick formula, digital photo and video were combined with KPN’s telecom products and services. Drawing on the success of the KPN Klick-pilots, KPN will accelerate the rollout of these combinations to other formulas, consequently reducing the potential relevance of a dedicated formula.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: January 11, 2007	By:	/s/ MICHEL HOEKSTRA
Michel Hoekstra
Legal Counsel